**CALAMOS FINANCIAL SERVICES LLC**
**Statement of Operations**
**Year ended December 31, 2015**

| | |
|---|---|
| **Revenues:** | |
| Distribution fees | $ 38,880,922 |
| Administrative services fees | 16,811,674 |
| Commissions | 414,317 |
| Interest and dividends | 13,439 |
| Realized and unrealized losses on securities, net | (377,920) |
| **Total revenues** | **55,742,432** |
| | |
| **Expenses:** | |
| Distribution expenses | 38,498,212 |
| Employee compensation and benefits | 19,803,433 |
| Occupancy and equipment | 1,788,640 |
| Marketing and sales promotion | 762,607 |
| Other operating expenses | 5,854,545 |
| **Total expenses** | **66,707,437** |
| **Net loss** | **$(10,965,005)** |

See accompanying notes to financial statements.